

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 21, 2012

<u>Via E-mail</u>
Mr. Elliot Maza
Chief Executive Officer
Biozone Pharmaceuticals, Inc.
550 Sylvan Avenue
Suite 101
Englewood Cliffs, NJ 07632

>   **Re: Biozone Pharmaceuticals, Inc.**
>   **Amendment to Form 10-Q for the Quarterly Period Ended March 31, 2012**
>   **Filed August 17, 2012**
>   **File No. 333-146182**

Dear Mr. Maza:

We have limited our review of your filing to the issues we have addressed in our comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information you provide in response to these comments, we may have additional comments and/or request that you amend your filing.

1. You restated your financial statements to record a beneficial conversion feature of $5,750,000. This amount appears to exceed the proceeds allocated to the OPKO notes at issuance. ASC 470-20-30-8 states that if the intrinsic value of the beneficial conversion feature is greater than the proceeds allocated to the convertible instrument, the amount of the discount assigned to the beneficial conversion feature shall be limited to the amount of the proceeds allocated to the convertible instrument. In addition, it appears you recorded the beneficial conversion feature to interest expense rather than accreting over the term of the OPKO notes as ASC 470-20-35-7 would appear to suggest. Please provide us your analysis demonstrating how your accounting complies with GAAP including how you comply with ASC 470-20-25-2, ASC 470-20-30-8 and ASC 470-20-35-7. In your analysis include how you determined the amount of the beneficial conversion feature recorded, your allocation of the proceeds to the OPKO notes and warrants and the journal entries made to record the beneficial conversion and allocation.

Mr. Elliot Maza
Biozone Pharmaceuticals, Inc.
September 21, 2012
Page 2

2. In addition, you disclose that you recorded the warrants at fair value using the Black-Scholes method. Your warrant agreement in Exhibit 10.3 of the Form 8-K filed on March 1, 2012 appears to include adjustments to the exercise price in Section 2b which appear to be a down-round provision. Please explain to us how you considered this down-round protection provision in determining the fair value of these warrants. In this regard, it appears that a binomial or simulation model would be appropriate to consider the potential adjustment to the exercise price while a single-path option pricing model, such as the Black-Scholes model, cannot properly consider such adjustments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in this filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:
- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to this filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Dana Hartz, Staff Accountant, at (202) 551-3648 or Mary Mast, Senior Staff Accountant, at (202) 551-3613 if you have questions regarding these comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant